Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

Overland Storage's (OVRL) CEO Eric Kelly on Q3 2014 Results - Earnings Call Transcript

May. 15, 2014 6:53 PM ET | About: Overland Storage, Inc. (OVRL) by: SA Transcripts

Executives

Jim Byers - Investor Relations
Eric Kelly - Chief Executive Officer, President
Kurt Kalbfleisch - Chief Financial Officer
Peter Tassiopoulos - CEO, Sphere 3D

Analysts

Krishna Shankar - Roth Capital
[unintelligible] - Albert Fried & Company
Angus Burton - Marathon Capital Management

Overland Storage (OVRL) Q3 2014 Results Earnings Conference Call May 15, 2014 5:00 PM ET

Operator

Welcome to the Overland Storage fiscal 2014 third quarter financial results and Sphere 3D merger conference call. [Operator Instructions] This conference is also being recorded today, May 15, 2014. I would now like to turn the conference over to Jim Byers of MKR Group. Please go ahead, sir.

Jim Byers

Thank you, operator. Good afternoon, everyone, and welcome to this afternoon’s conference call to discuss Overland Storage’s fiscal third quarter financial results as well as this afternoon’s announcement of Overland’s proposed combination with Sphere 3D.

Before we begin the call, I would like to note that this communication may be deemed to be solicitation material in respect to the proposed acquisition of Overland by Sphere 3D. In connection with the proposed transaction, Overland intends to file relevant materials with the SEC including Overland’s proxy statement on Schedule 14A.

Shareholders of Overland are urged to read all relevant documents filed with the SEC, including Overland’s proxy statement, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website at www.SEC.gov and Overland’s shareholders will receive information at an appropriate time on how to obtain transaction related documents for free from Overland. Such documents are not currently available.

I would also like to note that management, during the course of our discussion today, including the Q&A section of this call, will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Management may discuss future plans and prospects for revenue, product introductions, market conditions, competitive conditions, gross profit margins, spending levels and other financial metrics, relationships with third parties, and its expectations regarding its recently completed acquisition of Tandberg and its potential transaction with Sphere 3D.

We caution you that forward-looking statements relating to these and other subjects we may discuss involve risks, uncertainties and assumptions that are difficult to predict. They are not guarantees of performance, and the company's actual results could differ materially from those contained in such statements.

There are many factors that could cause or contribute to such differences. We refer you to the risk factors and cautionary language contained in today's formal press release announcing Overland's results, as well as the company's filings with the Securities and Exchange Commission, including the risk factors, management's discussion and analysis, and other sections of the company's periodic reports currently on file with the SEC.

Factors that could cause or contribute to such differences include, but are not limited to, the occurrence of any event, change, or other circumstance that could give rise to the termination of the definitive merger agreement between Overland and Sphere 3D; the failure to obtain shareholder approval of such a transaction or the failure to satisfy the closing conditions or to obtain necessary regulatory approvals related to the transaction; the potential disruption of management’s attention from our ongoing business operations due to the proposed transaction; the effect of the announcement on the acquisition of our ability and Sphere 3D’s ability to retain customers and retain and hire key personnel and maintain relationships with suppliers, operating results, and business generally; and our ability to successfully integrate our Tandberg transaction and integrate the businesses of Overland and Sphere 3D following the closing of the contemplated transaction.

We remind you that our forward-looking statements are based on current expectations and speak only as of this date. The company undertakes no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this release and conference call.

On the call today are Eric Kelly, Overland’s president and CEO; Kurt Kalbfleisch, Overland’s chief financial officer; and Peter Tassiopoulos, Sphere 3D’s CEO and director. After a review of the Sphere 3D and Overland definitive merger agreement, Kurt will provide some brief comments on Overland’s third quarter financial results, which were also announced after the close of market today.

At the conclusion of the prepared remarks, we will open the call for questions. So with that said, I will turn the call over to Overland's CEO, Eric Kelly.

Eric Kelly

Thanks, Jim. Good afternoon, everyone, and thank you for joining us today for the Overland Storage fiscal third quarter financial earnings conference call, as well as for our joint conference call with Sphere 3D to discuss the just announced combination of Sphere 3D and Overland Storage.

We are very excited to discuss the combination of our two companies, which brings together next-generation technologies for virtualization and cloud, coupled with end-to-end scalable storage solutions, enabling us to expand our position in the large and growing virtualization and cloud markets.

We believe this merger supports our growth and profitability plan, as well as the opportunity to create significant value for the shareholders of both companies. As you may know, Sphere 3D and Overland have been working in tandem to develop an integrated application virtualization and data storage platform, as well as expanding the global reach of the V3 Systems VDI solution.

To date, there are over 200 installations of the V3 Systems VDI solution worldwide. We believe the application virtualization platform that allows native third-party applications to be delivered in the cloud or in the data center on any device, independent of operating system or hardware, is an industry first solution.

Now, I would like to introduce Peter, CEO and director of Sphere 3D. Peter, I’ll turn the call over to you.

Peter Tassiopoulos

Thanks, Eric. We’re very excited about this transformational deal to combine Sphere 3D and Overland. It will enable us to become a leading global virtualization and data management software solutions company, with the combined resources that will strengthen our ability to deliver vertically integrated virtualization solutions either on premise or from the cloud.

Sphere 3D is a leading virtualization technology provider. We have offices in Mississauga, Ontario and in Salt Lake City, Utah. Our proprietary platform Glassware 2.0 delivers virtualization of many of the most demanding applications in the marketplace, making it easy to move applications from a physical PC or workstation to a virtual environment, either on premise or delivered from the cloud.

Our V3 Systems division supplies the industry’s first purpose-built appliance dedicated to virtualization as well as the Desktop Cloud Orchestrator, which streamlines management software for virtual desktop infrastructure.

The combination of Sphere 3D’s Glassware virtualization and Overland’s data storage solutions will address new mobile enterprise demands, delivering users across many fields full functionality of software programs or applications on a host of devices that are now found in the workplace.

Our enterprise mobility solutions enable access to a wide range of applications including office suite software, specialized software for computer-aided design, medical imaging software, and a number of others, including customized legacy applications.

Today, we have partnered with numerous leaders and industry segments focused primarily on healthcare, education, and government. Two recent examples include partnerships with Novarad, a leading medical imaging solution provider, and recently, Dell Computers.

With that, I’ll turn this back over to you, Eric.

Eric Kelly

Thanks, Peter. With the combination of Sphere 3D’s leading virtualization technology and Overland’s best-of-class data storage technology, the combined companies will be able to deliver solutions that bring a new value proposition to our customers and accelerate sales of the new virtualization product lines by leveraging Overland’s existing global distribution network and our tier one OEM partners such as IBM, HP, and Fujitsu.

With Forrester-Sullivan Research estimating the VDI market to be over $5 billion and growing 20% annually, and the cloud computing market projected to reach $100 billion by 2016, we are very excited about the opportunity to provide solutions that will address the requirements of these two markets.

Now, I would like to provide an overview of the transaction, which received unanimous support of both board of directors and management of Sphere 3D and Overland. Under the terms of the agreement, Sphere 3D has agreed to acquire 100% of the outstanding shares of Overland’s common stock for a total consideration of approximately $81 million, or $4.43 per share.

Upon completion of the transaction, each Overland share will be exchanged for 0.51 of common shares of Sphere 3D, and it is expected that current shareholders of Overland shares will own approximately 28.8% of Sphere 3D on a fully diluted basis.

The name of the new company will be Sphere 3D. Before I turn the call over to Kurt to review some of the details of our fiscal third quarter results, I want to touch upon Overland’s progress with our previously announced acquisition of Tandberg Data, which we completed in January of this year.

Our efforts and progress to date have gone very well. There are three phases to our integration plan with Tandberg Data. We completed the first phase in March, and expect to complete the second phase by the end of June and the third phase by the end of this calendar year.

I’m pleased to report that, with completion of the first phase, we are ahead of plan across the board, including our initial cost reductions, integration of our supply chain, and internal operations. I’ll final remarks at the end of the call, but now I would like to turn the call over to Kurt, Overland’s chief financial officer.

Kurt Kalbfleisch

Thank you, Eric. Let me provide some detail on our fiscal third quarter results. Please note that these financial results for the third quarter of 2014 reflect the contribution of our acquisition of Tandberg Data for a partial quarter, from January 22 through March 31, 2014.

Total revenue for the third quarter of fiscal 2014 was $20.2 million, compared to $11.6 million in the second quarter of fiscal 2013 and $10.6 million in the immediately preceding quarter. On a pro forma basis, net revenue for the full three months ended March 31, 2014 was $22.3 million.

This pro forma revenue also takes into consideration an adjustment to conform Tandberg data revenue recognition of certain sales to comply with the policy of Overland, resulting in a deferral of certain shipments to a later period, which additionally reduces the pro forma revenue to $22.3 million.

Total product revenue for the third quarter was $15.8 million, compared to $6.9 million in the second quarter of fiscal 2013, and $6.6 million in the immediately preceding quarter. Warranty and service revenue in the third quarter totaled $4.5 million, or 22% of total Q3 revenue, compared to $4.8 million or 41% of revenue in the same quarter last year, and $4 million, or 38% of revenue, in the immediately preceding quarter.

Disk systems revenue worldwide in the third quarter was $8.5 million, compared to $2.5 million in both the immediately preceding quarter and the third quarter last year. Revenue in the third quarter of fiscal 2014 from the RDX disk-based products was $6.3 million. Revenue in the third quarter from the Snap Server DX series was $2.1 million, compared to $2.4 million in the immediately preceding quarter.

Our gross margin percentage for the third quarter was 32.5%, compared to 33.1% in the same quarter last year and 34.5% in the immediately preceding quarter. Total operating expenses, including stock based compensation, for the third quarter was $13.4 million, compared to $9 million in the same quarter last year and $8.2 million in the immediately preceding quarter.

Total share-based compensation expense included in the operating expenses for the third quarter of fiscal 2014 was approximately $900,000, compared to $800,000 in the immediately preceding quarter and $1.1 million in the third quarter of fiscal 2013.

Depreciation and amortization in the third quarter was approximately $900,000, compared to $300,000 in both the immediately preceding quarter and the third quarter of fiscal 2013.

The net loss for the third quarter of fiscal 2014 was $6.6 million, or a loss of $0.44 per share, compared to a net loss in the second quarter of fiscal 2013 of $5.1 million, or $0.87 per share, and a net loss in the immediately preceding quarter of $4.3 million, or $0.59 per share.

On the balance sheet, total cash and cash equivalents and short-term investments at March 31, 2014 was $7.3 million, compared to $8.8 million at June 30, 2013. At the end of the third quarter, we had $4.4 million outstanding under our credit facilities and $9.5 million outstanding under our convertible notes.

Net accounts receivable was $14.3 million at the end of the third quarter, compared to $6.3 million at the end of both the third quarter last year and the immediately preceding quarter.

Operating cash used in the third quarter of fiscal 2014 was $6.5 million, compared to $3.8 million in the immediately preceding quarter.

The integration of Overland Storage and Tandberg Data remains on schedule, and we expect to reach the previously announced operating expense target of $40 million to $45 million on an annualized basis, excluding stock compensation, by the end of this calendar year, assuming operations on a standalone basis.

This represents a reduction of approximately $20 million from the FY13 pro forma operating expense of $62.4 million of the combined companies.

With that, I will turn the call back to Eric.

Eric Kelly

Thanks, Kurt. In closing, with the combination of Sphere 3D’s leading virtualization technology and Overland’s best-of-class data storage technology, we will deliver solutions that we believe will bring a new value proposition to our current customers as well as to the large and growing virtualization and cloud markets.

In addition, as a combined company, we now have greater financial and operational scale, and with a clear path for growth and profitability. We believe the combination will create significant value for our shareholders, for both companies.

With that, I would like to turn the call over to the operator for questions. Operator?

Question-and-Answer Session

Operator

[Operator instructions.] Our first question comes from the line of Krishna Shankar with Roth Capital.

Krishna Shankar - Roth Capital

Can you talk a little bit about, once the deal is approved, how the combined company might get synergies, both in product and service, and whether you will sell only the hardware platform integrated with the Sphere 3D software, or will Sphere 3D continue to be selling standalone software platforms also?

Eric Kelly

As you know, we’ve been working with Sphere 3D for quite some time on the go-to-market strategy in terms of synergies, in terms of supporting operations from manufacturing and expanding the channels. But the business strategy is just as you laid out. It will be both a combination of software, a combination of cloud services and subscription, and also delivering on the appliance strategy as well.

Krishna Shankar - Roth Capital

With the VDI acquisition that Sphere 3D made, can you talk about the roadmap for that product versus what this combined OEM Sphere 3D will be doing?

Peter Tassiopoulos

We’ve already begun the process of actually moving the VDI appliance, both from a manufacturing and also from a support into the channel, through Overland. So we’ll continue to do so.

One of the things we’re very excited about is the ability to support it within the channel, the additional OEM relationships that exist for Eric. So as far as moving forward, I believe what you’ll see is the ability support it end-to-end, including onsite, utilizing that large support network that Overland has. So that’s well on its way.

As far as the Glassware piece integrated onto Overland product, just out actually in your neck of the woods, one of our partners is currently launching the product today at the [sim] trade show, in Long Beach, California, just up the street from you. If you have an opportunity, you could actually drop by and see the DX2 and Glassware running together at that tradeshow.

Operator

Our next question comes from the line of [unintelligible] with Albert Fried & Company. Please go ahead.

[unintelligible] - Albert Fried & Company

As far as the background transaction, could you maybe just talk about if this was solicited or unsolicited? Did you guys hold an auction process for this? Just talk about how this came about.

Eric Kelly

I think it came about just because of the strategic relationship that we developed well over a year ago, where we both realized that the combination of the two companies, one plus one was a much more magnitude than two.

And as you start looking at what’s happening in the industry in terms of virtualization, in terms of cloud, and how that integrates with the back-end storage, you see that by putting the two technologies together, we have been able to deliver a product line that we believe is the first to the market. There’s no one that has this solution out there.

And I can just tell you, from the initial feedback, from some of our early adopter customers, they are very excited about what we’re doing. And as Peter mentioned, the combination of their technology, our operational and service support on a global basis, makes this a very powerful combination.

[unintelligible] - Albert Fried & Company

So did you talk to other parties, or was this just a one-off thing?

Eric Kelly

Again, that’s not something that we’re going to discuss on the call.

[unintelligible] - Albert Fried & Company

As far as the shareholder vote, is it simple majority, you already have 64%, or is a two-thirds vote required?

Eric Kelly

The details of the transaction will be provided at a later date.

[unintelligible] - Albert Fried & Company

And as far as regulatory approvals, can you just walk through, is it just the HSR that’s required, aside from the shareholder vote? Are Canadian approvals required?

Eric Kelly

It’s the standard, customary approvals from shareholders and regulatory requirements. Nothing out of the ordinary.

[unintelligible] - Albert Fried & Company

And is there a timing for the transaction to be completed? I know you mentioned third quarter, but any kind of narrowing of the timeframe?

Eric Kelly

No, that’s the timeline. We expect it to close in the calendar third quarter.

Operator

Your next question comes from the line of Angus Burton with Marathon Capital Management.

Angus Burton - Marathon Capital Management

Could you just kind of go over how this new relationship or combination affects what Tandberg offers in the marketplace? Is this a technology that’s also going to be introduced into their product line, if you will, or now your product line? Or is this more of a traditional Overland synergy?

Eric Kelly

I think it’s a combination. It supports the entire strategy. Because if you look at the Tandberg combination, what they provided was a broad-based storage offering as well as channel partners. When you look at the virtualization technology of Sphere 3D, it allows us to provide that solution on our products.

And what it does, as you know, when you have applications that are driving storage requirements, you’re going to move more storage products. So the combination was one that actually helps us drive the storage growth as well as leverage our infrastructure to quickly broaden the reach for the Sphere 3D product line.

Angus Burton - Marathon Capital Management

So technologically, then, the Sphere 3D technology should integrate just as well with Tandberg as with you?

Eric Kelly

Yes, it would absolutely support the Tandberg solution as well.

Operator

Thank you. I would like to turn the conference back over to management for any closing remarks. Please go ahead.

Eric Kelly

I would like to thank everyone for joining the call today. We are very excited about the combination of Sphere 3D and Overland Storage. And we look forward to updating you on our progress in the future. Operator, this concludes today’s call.

Operator

Thank you, sir. Ladies and gentlemen, this concludes our conference for today. If you would like to listen to a replay of today’s call, please dial 303-590-3030 or 1-800-406-7325, with access code 4682043. Thank you for your participation.

Important Information for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed combination of Overland Storage Inc. (“Overland”), and Sphere 3D Corporation (“Sphere”). In connection with the proposed business combination between Sphere and Overland, Sphere will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 that will include a proxy statement of Overland and will constitute a prospectus of Sphere. INVESTORS AND SECURITY HOLDERS OF OVERLAND ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT AND PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Overland and Sphere through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Overland will be available free of charge on Overland’s website at www.overlandstorage.com or by contacting Investor Relations, Overland Storage, Inc., 9112 Spectrum Center Boulevard, San Diego, California 92123. Copies of the documents filed with the SEC by Sphere 3D will be available free of charge on Sphere 3D’s internet website at www.sphere3d.com or by contacting Sphere 3D’s Investor Relations Department at (416) 749-5999.

Overland, Sphere, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Overland shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Overland is set forth in the proxy statement for Overland’s Annual Meeting of Shareholders held on May 13, 2014, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere is set forth in its management information circular for its 2014 annual meeting of shareholders, which was filed with the Canadian Securities Regulators on SEDAR on May 6, 2014.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.